Exhibit 99.3

Baan Company N.V. (in liquidation)

Final distribution of € 0.35 per share permitted

Pursuant to Section 5:25i and 5:25m of the Act on financial supervision (Wet financieel toezicht) the undersigned acting in its capacity of liquidator of Baan Company N.V. (in liquidation) (the “Liquidator and the “Company”) hereby announces further to the press releases issued by the Company on 25 August 2010, 22 November 2010 and 30 November 2010 that the appeal that was filed with the Supreme Court against the decision by the Court of Appeal of Arnhem rendered on August 23, 2010, has been rejected on its turn by the Supreme Court.

The Liquidator is now permitted to make the final distribution of € 0.35 per share and will initiate the steps that are necessary in order that this distribution may be made. No dividend withholding tax will be due in respect of the final distribution.

The Liquidator expects to make a further announcement concerning the timing and mechanics of the final distribution within 2 weeks. Upon the final distribution the shares of the Company will no longer be listed on Euronext Amsterdam.

Invensys Administratie B.V.

Baarnsche dijk 10

3741 LS Baarn

For further information
Name:	Steve Devany
Title:	Head of Corporate Communications
Tel:	+44 (0) 20 3155 1301
Email:	steve.devany@invensys.com
Date:	24 June 2011